UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND

15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-14668

COMPANHIA PARANAENSE DE ENERGIA- COPEL

(Exact name of registrant as specified in its charter)

Rua José Izidoro Biazetto,
158 – bloco A CEP 81200-240,
Curitiba, Paraná Brazil
+55 41 3331 4011

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Preferred Class A Shares (f/k/a Preferred Class B Shares), without par value

American Depositary Shares, each representing four Preferred Class A Shares of COPEL (ELP)

(Title of each class of securities covered by this Form)

Common Shares, without par value

American Depositary Shares, each representing four Common Shares of COPEL (ELPC)

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: zero.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Companhia Paranaense de Energia has caused this certification and notice to be signed on its behalf by the undersigned duly authorized person.

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Date: January 21, 2026

By: /s/ Daniel Pimentel Slaviero
Name: Daniel Pimentel Slaviero
Title: Chief Executive Officer